Exhibit 3

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 15 September 2016 it purchased for treasury 100,000 of its ordinary shares at an average price of 1767.3687 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	100,000
Date of transaction:	15 September 2016
Time of transaction:	08:00 - 16:30
Price (pence):	1767.3687
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 47,777,624 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,282,450,206 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204